UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 14, 2021

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form    20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes ☐    No  ☒

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578) and the Registration Statement of Atlas Corp filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536).

Information Contained in this Form 6-K Report

Issuance of 5.50% Blue Transition Senior Notes

On July 14, 2021, in connection with a previously announced private offering, Seaspan Corporation (“Seaspan”), a wholly owned subsidiary of Atlas Corp. (“Atlas”), issued $750.0 million aggregate principal amount of 5.50% Blue Transition Senior Notes due 2029 (the “Notes”). The Notes were sold to the Initial Purchasers (as defined below) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), for resale by the Initial Purchasers to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act) and to non-U.S. persons (as defined in Regulation S under the Securities Act) pursuant to the exemption from registration provided by Rule 144A and Regulation S under the Securities Act. In connection with the offering, Seaspan entered into a Purchase Agreement, dated July 9, 2021, with Citigroup Global Markets Inc. and Wells Fargo Securities, LLC, as representatives of the several initial purchasers named therein (the “Initial Purchasers”).

The net proceeds from the sale of the Notes were approximately $736.0 million, after deducting the Initial Purchasers’ discounts and commission and Seaspan’s estimated offering expenses. Seaspan intends to use the net proceeds to acquire, finance or refinance, in whole or in part, certain new and/or existing eligible projects consistent with Seaspan’s Blue Transition Bond Framework.

The Notes were issued pursuant to an Indenture dated as of July 14, 2021, by and between Seaspan and The Bank of New York Mellon, as trustee (the “Indenture”).

The Notes will be Seaspan’s senior unsecured obligations and will accrue interest payable semiannually in arrears on February 1 and August 1 of each year, beginning on February 1, 2022, at a rate of 5.50% per year. The Notes will not be guaranteed by Atlas or any of its or Seaspan’s respective subsidiaries. The Notes will mature on August 1, 2029, unless earlier exchanged, repurchased or redeemed.

Until August 1, 2024, Seaspan may redeem some or all of the Notes at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date, plus an applicable make-whole premium. At any time on or after August 1, 2024, Seaspan may redeem some or all of the notes at the redemption prices specified in the Indenture plus accrued and unpaid interest, if any, to but excluding the redemption date.

The Indenture contains covenants that limit, among other things, Seaspan’s ability and the ability of certain of its existing and future subsidiaries to: (i) pay dividends, make distributions, redeem capital stock and make certain other restricted payments of investments; (ii) incur additional indebtedness or issue certain equity interests; (iii) merge, consolidate or sell all or substantially all of its assets; (iv) issue or sell capital stock of some of its subsidiaries; (v) sell or exchange assets or enter into new businesses; (vi) create any restrictions on the payment of dividends, the making of distributions, the making of loans and the transfer of assets; (vii) create liens on assets; and (viii) enter into certain transactions with affiliates or related persons, subject to exceptions and qualifications.

The Indenture (including the form of Note included therein), is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

The Notes have not been registered under the Securities Act or any state securities laws, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. Accordingly, the Notes were offered and sold only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act) and to non-U.S. persons (as defined in Regulation S under the Securities Act).

This Report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes in any jurisdiction in which the offer, solicitation or sale of the Notes would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

Exhibit Number	Description

4.1	Indenture, dated as of July 14, 2021, by and between Seaspan Corporation and The Bank of New York Mellon, as trustee (including form of 5.50% Blue Transition Senior Notes due 2029).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: July 14, 2021	By:	/s/ Sarah Pybus
Sarah Pybus
Associate General Counsel and Secretary